                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                                 ASTRO-MED, INC.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                    04638F10
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]       Rule 13d-1(b)
                    [ ]       Rule 13d-1(c)
                    [X[       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

--------------------------------------------------------------------------------
         1)  Name of Reporting Person.          Everett V. Pizzuti
                                                -------------------
--------------------------------------------------------------------------------
         2)  Check the Appropriate box if a Member of a Group (See Instructions)

         (a)    [ ]
         (b)    [ ]

--------------------------------------------------------------------------------
         3)  SEC Use Only......................................

--------------------------------------------------------------------------------
         4)  Citizenship or Place of Organization.  United States
--------------------------------------------------------------------------------

Number of                     (5)     Sole Voting Power:  532,376*
Shares Beneficially           (6)     Shared Voting Power:  3,377
Owned By
Each Report-                  (7)     Sole Dispositive Power:  532,376*
ing Person
With                          (8)     Shared Dispositive Power:  3,377

--------------------------------------------------------------------------------

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person.  535,753

--------------------------------------------------------------------------------
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

     Not Applicable
--------------------------------------------------------------------------------

         11)      Percent of Class Represented by Amount in Row 9. 9.5% (based on 5,282,584 shares outstanding and assumes the exercise of all options exercisable within 60 days).

--------------------------------------------------------------------------------
         12)      Type of Reporting Person (See Instructions). IN

--------------------------------------------------------------------------------

--------
* Includes 342,348 shares of common stock issuable upon exercise of currently exercisable options.

--------------------------------------------------------------------------------
Item 1(a).        Name of Issuer.

                  Astro-Med, Inc. (ALOT)

--------------------------------------------------------------------------------
Item 1(b).        Address of Issuer's Principal Executive Offices.

                  600 East Greenwich Avenue, West Warwick, RI 02893

--------------------------------------------------------------------------------

Item 2(a).        Name of Person Filing.

                  Everett V. Pizzuti
--------------------------------------------------------------------------------

Item 2(b).        Address of Principal Business Office.

  Astro-Med Industrial Park, 600 East Greenwich Avenue, West Warwick, RI  02893
--------------------------------------------------------------------------------

Item 2(c).        Citizenship.

                  United States
--------------------------------------------------------------------------------
Item 2(d).        Title of Class of Securities.
                  Common Stock, $.05 par value

--------------------------------------------------------------------------------
Item 2(e).        CUSIP Number.

                  04638F10
--------------------------------------------------------------------------------
Item 3.
                  Not applicable

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 4.           Ownership.

         (a)      Amount Beneficially Owned.
                  190,028 shares are held directly
                  342,348 shares are held subject to exercisable options
                  3,377 shares are held indirectly under employee stock ownership plan

         (b)   Percent  of  Class.   The  shares  of  Common  Stock
      beneficially  owned by Mr.  Pizzuti  represent 9.5% of the issued
      and   outstanding   common  stock  (based  on  5,282,854   shares
      outstanding  and assumes  exercise of exercisable  options).

         (c)  Number of shares of Common Stock as to which Mr. Pizzuti has:

              (i)   sole power to vote or to direct the vote:  532,376*

              (ii)  shared power to vote or to direct the vote: 3,377

              (iii) sole power to dispose or to direct the disposition of:  532,376*

              (iv)  shared power to dispose or to direct the disposition of:  3,377

--------------------------------------------------------------------------------
Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.
--------------------------------------------------------------------------------

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

--------------------------------------------------------------------------------
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being
           Reported on By the Parent Holding Company or Control Person.

           Not applicable.
--------------------------------------------------------------------------------

----------------------
* Includes 342,378 shares of common stock issuable upon exercise of currently exercisable options.

--------------------------------------------------------------------------------
Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

--------------------------------------------------------------------------------
Item 9.           Notice of Dissolution of Group.

                  Not applicable.

--------------------------------------------------------------------------------

Item 10.          Certification.

                  Not applicable.

---------------------------------------------------------------------------------

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                  /s/ Everett V. Pizzuti
Date:    February 8, 2005                             _________________________
                                                      Everett V. Pizzuti